Exhibit 3.37

CERTIFICATE OF INCORPORATION

OF

ROTARY COMPRESSOR SYSTEMS, INC.

FIST: Name. The name of the corporation is ROTARY COMPRESSOR SYSTEMS, INC.

SECOND: Registered Office and Registered Agent. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: Purpose. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: Authorized Stock. The total number of shares of stock that the corporation has authority to issue is 10,000 shares of common stock of a par value of $10.00 per share. Upon their issuance, all shares are fully paid and nonassessable.

FIFTH: Incorporator. The name and mailing address of the incorporator is:

Name	Mailing Address
Steven C. Lindgren	300 North Marienfeld, Suite 700 Midland, Texas 79701

SIXIH: Initial Directors. The names and mailing addresses of the persons who serve as directors until the first annual meeting of stockholders or until their successors are elected and qualified are:

Name	Mailing Address
Johnny R. Warren	Post Office Box 60760
Midland, Texas 79711-0760

Richard D. Folger	Post Office Box 60760 Midland, Texas 79711-0760

David W. Murdock	Post Office Box 60760 Midland, Texas 19711-0760

SEVENTH: Duration. The corporation has perpetual existence.

EIGHTH: Amendment of Bylaws. The Board of Directors has the power to enact, alter, amend and repeal bylaws not inconsistent with the General Corporation Law of Delaware and this Certificate of Incorporation.

NINTH: Limitation of Certain Liability of Directors. A director of the corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under §174 of the General Corporation Law of Delaware, or (iv} for any transaction from which the director derived an improper personal benefit. In addition to the circumstances in which a director of the corporation is not personally liable as set forth in the preceding sentence, a director is not liable to the fullest extent permitted by any amendment to the General Corporation Law of Delaware enacted after the date of this Certificate of Incorporation that further limits the liability of a director. No repeal or modification of this Article Ninth by the stockholders of the corporation adversely affects any right or protection of a director of the corporation with respect to any matter occurring or any cause of action, suit or proceeding that accrues or arises before the time of the repeal or modification.

TENTH: Indemnification and Insurance.

A. Right to Indemnification. Each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan, is indemnified and held harmless by the corporation to the fullest extent authorized by the General Corporation Law of Delaware, as now exists or is amended after the date of this Certificate of Incorporation (but, in the case of any amendment, only to the extent that the amendment permits the corporation to provide broader indemnification rights than the law permitted the corporation to provide before the amendment), against expenses (including attorneys’ fees), judgments, fines (including any excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding. The indemnification continues as to a person who ceases to be a director, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators. Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding are paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation as authorized in this Article Tenth. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

B. Non-Exclusivity of Rights. The indemnification and advancement of expenses provided by this Article Tenth are not exclusive of any other rights to which those seeking indemnification or advancement of expenses are entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding office.

C. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan, against any liability asserted against him and incurred by him in that capacity, or arising out of his status as a director, officer, employee or agent, whether or not the corporation has any power to indemnify him against the liability under the provisions of this Article Tenth or the General Corporation Law of Delaware.

ELEVENTH: Amendment of Certificate of Incorporation. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now prescribed by statute or prescribed by statute after the date of this Certificate of Incorporation, and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation in accordance with the General Corporation Law of Delaware, make this Certificate, declaring and certifying that this is my act and deed and the facts stated in this certificate are true, and according, set my hand to this Certificate on October 15, 1997.

/s/ Steven C. Lindgren
STEVEN C. LINDGREN

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